[redacted]

BB 3/5

SEC SECURITIES W
Mail Processing Section
FEB 2 6 2009
Washington, DC 105

09057855

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65386

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIT Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Atlantic Street, ~~10th~~ 11 Floor
(No. and Street)

Stamford	Connecticut	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Drew J. Otocka, Managing Partner — (203) 335-2300 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dworken, Hillman, LaMorte & Sterczala, P.C.
(Name – *if individual, state last, first, middle name*)

Four Corporate Drive, Suite 488	Shelton	Connecticut	06484
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/12

OATH OR AFFIRMATION

I, Drew J. Otocka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIT Associates, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

GILLIAN TULLMAN
NOTARY PUBLIC
MY COMMISSION EXPIRES AUGUST APRIL 16, 2011
Reg # 02TU6164257

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

MIT ASSOCIATES, LLC

Report Pursuant to Rule 17a-5(d) of
the Securities and Exchange Commission

Years Ended December 31, 2008 and 2007

MIT ASSOCIATES, LLC

Years Ended December 31, 2008 and 2007

CONTENTS

DH L&S

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Report of Independent Registered Public Accounting Firm

Members
MIT Associates, LLC
Stamford, Connecticut

We have audited the accompanying statements of financial condition of MIT Associates, LLC as of December 31, 2008 and 2007, and the related statements of operations, changes in members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MIT Associates, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Shelton, Connecticut
February 17, 2009

Dworken, Hillman, LaMorte, Sterczala, P.C.

HLB
An independent member of HLB International
A world-wide organization of accounting firms and business advisers

Four Corporate Drive, Suite 488, Shelton, CT 06484 ▪ 203-929-3535 ▪ fax 203-929-5470 ▪ www.dhls.com

MIT ASSOCIATES, LLC

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2008	December 31, 2007
Assets		
Current assets:		
Cash	**$129,478**	$199,639
Accounts receivable (Note 5)	**31,732**	520,601
Prepaid expenses	**3,333**	10,298
Total current assets	**164,543**	730,538
Equipment and improvements (Note 2)	**15,810**	18,769
Security deposit	**12,999**	25,997
Total Assets	**$193,352**	$775,304
Liabilities and Members' Equity		
Current liability:		
Accounts payable and accrued expenses (Note 3)	**$ 39,314**	$431,144
Security deposit	**3,978**	7,955
Total Liabilities	**43,292**	439,099
Commitments (Note 4)		
Members' equity	**150,060**	336,205
Total Liabilities and Members' Equity	**$193,352**	$775,304

See notes to financial statements.

MIT ASSOCIATES, LLC

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2008	2007
Revenue:		
Fee income (Note 5)	**$446,656**	$1,599,978
Expenses:		
Professional fees and consulting	**127,338**	115,961
Occupancy costs	**122,940**	111,650
Office payroll	**92,952**	247,646
Insurance	**86,404**	78,835
Guaranteed payments	**50,000**	158,333
Travel and entertainment	**32,432**	145,892
Broker fees (Note 3)	**17,139**	531,736
Payroll taxes	**10,530**	23,435
Dues and subscriptions	**8,407**	28,211
Telephone	**7,887**	10,061
Computer support services	**7,635**	13,686
Miscellaneous	**6,476**	13,485
Licenses and permits	**6,224**	520
Office expenses	**3,343**	10,783
Depreciation and amortization	**2,959**	2,246
Conferences, seminars and meetings	**599**	27,959
Advertising		13,817
	583,265	1,534,256
Income (loss) from operations	**(136,609)**	65,722
Other income:		
Rental income (Note 4)	**28,557**	28,815
Interest and other income	**1,907**	46,784
	30,464	75,599
Net income (loss)	**($106,145)**	$ 141,321

See notes to financial statements.

MIT ASSOCIATES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Members' equity, January 1, 2007	$1,664,884
Net income	141,321
Members' distributions	(1,470,000)
Members' equity, December 31, 2007	336,205
Net loss	(106,145)
Members' distributions	(80,000)
Members' equity, December 31, 2008	$ 150,060

See notes to financial statements.

MIT ASSOCIATES, LLC

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2008	Year Ended December 31, 2007
Cash flows from operating activities:		
Net income (loss)	**($106,145)**	$ 141,321
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	**2,959**	2,246
Changes in operating assets and liabilities:		
Accounts receivable	**488,869**	1,769,451
Prepaid expenses	**6,965**	(9,980)
Accrued payable and accrued expenses	**(391,830)**	(244,009)
Net cash provided by operating activities	**818**	1,659,029
Cash flows from investing activities:		
Security deposits	**9,021**	
Capital expenditures		(1,357)
Net cash provided by (used in) investing activities	**9,021**	(1,357)
Cash flows from financing activities:		
Member distributions	**(80,000)**	(1,470,000)
Net cash used in financing activities	**(80,000)**	(1,470,000)
Net change in cash	**(70,161)**	187,672
Cash, beginning	**199,639**	11,967
Cash, ending	**$129,478**	$ 199,639

See notes to financial statements.

1. **Description of the Company and summary of significant accounting policies:**

Description of Company:

MIT Associates, LLC ("the Company") was formed as a limited liability company and is registered as a limited purpose broker dealer under Section 15(b) of the Securities Exchange Act of 1933, as amended. The Company provides consulting, advisory and private placement services to alternative asset investment managers.

The Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

Significant accounting policies:

Use of estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates used.

Cash:

The Company has deposits from time to time, in financial institutions in excess of the insured deposit amount. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk.

Accounts receivable:

The Company continuously monitors the creditworthiness of clients and, if applicable, establishes an allowance for amounts that may become uncollectible in the future based on current economic trends, historical payment and bad debt write-off experience, and any specific customer related collection issues.

Equipment and improvements:

Equipment and improvements are stated at cost. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets for financial statement purposes and for tax purposes.

1. **Description of the Company and summary of significant accounting policies** (continued):

Revenue recognition:

Management and performance fee revenue is recognized in the period in which the fee was earned.

Employee benefit plan:

The Company maintains a qualified profit sharing plan covering employees who are over the age of twenty-one with at least one year of service. No employee contributions are allowed. The Company may make a discretionary contribution, as authorized, which must be the same percentage of compensation for all participants. There were no contributions by the Company in 2008 and 2007.

Income taxes:

The Company is a limited liability company and through September 30, 2008 was taxed as a partnership, and therefore was not subject to federal and state income taxes.

As of October 1, 2008, the Company elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, items of income, loss, credits and deductions are not taxed within the Corporation but are reported on the income tax returns of the members for federal and state tax purposes.

2. **Equipment and improvements:**

	December 31,	
	2008	**2007**
Furniture and fixtures	**$ 76,858**	$ 76,858
Leasehold improvements	**50,504**	50,504
Other equipment	**27,904**	27,904
	155,266	155,266
Less accumulated depreciation	**139,456**	136,497
	$ 15,810	$ 18,769

3. **Broker fees:**

During 2006, the Company entered into a separation agreement with a former member. The agreement calls for future payments to the former member through March 31, 2021, which are comprised of a percentage of gross management and performance fee revenues earned by the Company from clients and hedge funds introduced by the former member, as defined.

3. **Broker fees** (continued):

Payments to the former member, which are shown as broker fees in the statement of operations, are due only upon receipt of the related revenues and secured solely by these revenues. Included in accounts payable and accrued expenses is $35,992 and $422,602 in accrued broker fees due the former member at December 31, 2008 and 2007, respectively.

4. **Commitments:**

Leases:

The Company leases, as a lessee, its office space under a non-cancellable lease which expires in March 2009. The lease requires monthly rent of approximately $8,000 with annual increases for property taxes and maintenance. The lease provides for a 20% rebate per year of the security deposit paid at inception.

The Company also subleases office space, as a lessor, under a noncancellable operating lease which expires in March 2009. The lease requires monthly rent of approximately $2,400 with annual increases for property taxes and maintenance. The lease also provides for a 20% rebate per year of the security deposit paid at inception.

The future minimum lease payments, and rental income, under the operating leases are $23,600 and $7,100, respectively.

Rent expense was $94,364 and $93,522 in 2008 and 2007, respectively. Rental income was $28,557 and $28,815 in 2008 and 2007, respectively.

5. **Concentrations:**

Approximately 97% and 86% of Company revenues were from four clients in 2008 and from three clients in 2007, respectively. The Company had outstanding accounts receivable from these clients of approximately $30,800 and $395,000 at December 31, 2008 and 2007, respectively.

6. **Rule 15c3-3:**

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(A) in that the Company carries no margin accounts, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

MIT ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2007

7. **Net capital requirements:**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $86,766, which exceeded the minimum requirement of $5,000 by $81,766. At December 31, 2007, the Company had net capital of $18,192, which was deficient of the minimum requirement of $29,273 by $11,081. The Company's net capital ratio was .50 to 1 in 2008 and 24.14 to 1 in 2007 (which exceeded allowable ratio of no greater than 15.00 to 1 in 2007). The deficiencies for 2007 were corrected in 2008.

MIT ASSOCIATES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO THE UNIFORM NET CAPITAL RULE 15c3-1

	December 31, 2008	December 31, 2007
Credits:		
Members' equity	**$150,060**	$336,205
Less non-allowable assets:		
Accounts receivable	**31,152**	262,949
Prepaid expenses	**3,333**	10,298
Property and equipment, net	**15,810**	18,769
Security deposit	**12,999**	25,997
	63,294	318,013
Net capital	**86,766**	18,192
Minimum net capital requirement (greater of 6.67% of aggregate indebtedness or $5,000)	**5,000**	29,273
Net capital (deficiency)	**$ 81,766**	($ 11,081)
Aggregate indebtedness:		
Accounts payable and accrued expenses	**39,314**	431,144
Security deposit	**3,978**	7,955
Total aggregate indebtedness	**$ 43,292**	$439,099
Ratio of total aggregate indebtedness to net capital	**.50 to 1**	24.14 to 1

Report of Independent Auditors on
Internal Controls Required by SEC Rule 17a-5

MIT ASSOCIATES, LLC

Year Ended December 31, 2008

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Report of Independent Auditors on
Internal Controls Required by SEC Rule 17a-5

Members
MIT Associates, LLC
Stamford, Connecticut

In planning and performing our audit of the financial statements of MIT Associates, LLC (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish those objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph, were adequate as of December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, The Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 17, 2009
Shelton, Connecticut

Dworken, Hillman, LaMorte & Sterczala, P.C.

END